================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2009

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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
Attached herewith as Exhibit 99.1 is a press release, dated April 7, 2009, whereby Acergy S.A. (the "Company") announced today the publication of materials for the 2009 Annual General Meeting (AGM) including the Notice of Meeting to be held on Friday May 22, 2009 at 2 pm local time.

Mr. Mark Woolveridge, Mr. James Hurlock and Mr. George Doremus having seen the Company through its successful transition, and delivering on its strategy, are standing down at the AGM after serving sixteen, seven and five years, respectively, on the Board.

In addition to other items the Board will be seeking shareholder approval to elect six Directors to hold office until the next AGM. The following Directors are seeking re-election: Mr. Jean Cahuzac, Mr. Tom Ehret, Sir Peter Mason, Mr.
J. Frithjof Skouveroe and Mr. Trond Westlie. In addition, Dr. Thorleif Enger is seeking election as a new Director.

The Board will consider the proposal, at its meeting on April 9, 2009, that Sir Peter Mason be elected Chairman and Mr. Tom Ehret be elected Deputy Chairman, both with effect from the closing of the AGM on May 22, 2009, subject to them being re-elected as Directors at this AGM.

The Nomination Committee has appointed search firms to assist in identifying two further Directors for election at an Extraordinary General Meeting.

Attached herewith are the following materials regarding the Annual General
Meeting:

1. Chairman's letter dated April 2, 2009 inter alia advising of Annual General Meeting.

2. Notice of Annual General Meeting dated April 2, 2009, with (i) Annual Accounts for the fiscal year ended November 30, 2008 (including Directors' Report and the Independent Auditor's Report) and (ii) biographies of Director nominees.

3. Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

4. Blank form of Proxy Card for holders of Common Shares of the Company.

5. Depositary's Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of Acergy S.A.

6. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on April 6, 2009 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 31, 2009.

The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements include, but are not limited to, statements as to the identities of the Directors who will or will not seek shareholder approval for re-election or election and statements as to the election of Chairman and Deputy Chairman of the Board. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: April 8, 2009                               By: /s/ Johan Rasmussen
                                                      --------------------------
                                                  Name:  Johan Rasmussen
                                                  Title: Corporate Vice
                                                           President & General
                                                           Counsel

Acergy S.A.                                             [GRAPHIC OMITTED] Acergy
c/o Acergy M.S. Limited
200 Hammersmith Road
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

Dear Shareholder,

The Annual General Meeting of Shareholders of Acergy S.A. (the "Company") will be held on Friday May 22, 2009 at 2 p.m. (local time) at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a societe anonyme holding, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the Company on an unconsolidated and consolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those in the Notice.

I would draw your attention to item 9 (authorised share capital) and item 10 (cancellation of treasury shares) in the Notice so as to provide more clarity on these issues.

Background

The current authorised share capital of the Company is comprised of 230,000,000 common shares. The issued share capital is comprised of 194,953,972 issued shares as at November 30, 2008.

According to the Company's Articles of Incorporation, the existing shareholders have a pre-emptive right to subscribe for new issued shares. On May 27, 2004 the shareholders provided the Board with an authority expiring on August 17, 2009 to issue new shares within the limit of the 230,000,000 authorised share capital and not offer such shares to existing shareholders on a pre-emptive basis.

The maximum number of shares that may be acquired by the Company is determined by Article 49-2 of the Luxembourg law as 10% of the issued share capital. At present, 12,137,879 shares have been acquired by Acergy S.A. and indirectly by a wholly-owned subsidiary and these shares are currently retained as treasury shares. These treasury shares represent 6.23% of the number of issued shares.

Obligation for Acergy to deliver shares

Acergy has - at present - potential obligation to deliver 25,307,333 shares or approximately 13.0% of the issued share capital. This share obligation corresponds to:

     a) 20,790,021 shares under the terms of the 2.25% Convertible Bond due 2013

Registered Office
412F, route d'Esch, L-2086 Luxembourg,
Societe Anonyme Holding, R.C.S. Luxembourg B 43172

                                                        [GRAPHIC OMITTED] Acergy

     b) 4,517,312 under previously approved option schemes.

Convertible Bond obligations and share option exercises can be satisfied by either issuing new shares or delivering treasury shares.

Proposal for shareholders approval

a) Item 9 (authorised share capital)
The Board is seeking shareholder approval to renew - for a further five year period - the authority for the Board to issue new shares within the limit of the 230,000,000 authorised share capital and not offer such shares to existing shareholders on a pre-emptive basis. If approved, this would retain the ability to meet the current obligations under the Convertible Bond and share option schemes. Renewal of the authority requires a change to the Articles of Incorporation as laid out in Item 9.

b) Item 10 (authority to cancel shares)
The Board is seeking approval to have the flexibility to cancel existing treasury shares. Furthermore, the Board is also seeking approval to renew - for a period of one year - its existing authority to buyback up to 10% of the issued share capital. This would give the Board flexibility to extend the share buyback programme by allowing the Company to acquire a higher number of issued shares than the number which can be acquired at present.

Note: Under Luxembourg Law, the Company, having bought back 10% of its shares following an Annual General Meeting of Shareholders authorising such buyback, cannot cancel such shares and continue buying back shares without a new authorisation from its shareholders to buyback shares.

Quorum and Majority

With the exception of items 9 and 10, there is no quorum requirement for the agenda items of the 2009 Annual General Meeting. The agenda items, other than items 9 and 10, are adopted by a simple majority of the shares presented or represented. However a quorum of 50% of the outstanding share capital is required for the purposes of agenda items 9 and 10. These items may be adopted by a majority of 2/3rds of the shares present or represented and validly voting. In the event the quorum is not reached at the 2009 Annual General Meeting, a second meeting via an Extraordinary General Meeting may be convened to consider the items. At such a meeting there is no requirement for a quorum.

                                                        [GRAPHIC OMITTED] Acergy

General Matters

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including unconsolidated and consolidated financial statements, the Report of the Board of Directors and the Independent Auditor's Reports, as well as Proxy Card relating thereto. Shareholders of record at the close of business on March 31, 2009, will be entitled to vote at the Annual General Meeting.

If you wish your Shares to be voted at the Annual General Meeting, please promptly sign, date and return the enclosed Proxy Card to assure that they will be received in time.

If you require further information or clarification on any issues please contact our General Counsel at johan.rasmussen@acergy-group.com.

The Company's Board of Directors recommends that you vote in favour of the proposals to be considered at the meeting.

Yours sincerely


Mark Woolveridge
Chairman

April 2, 2009

Acergy S.A.                                             [GRAPHIC OMITTED] Acergy
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

                        NOTICE OF ANNUAL GENERAL MEETING
                         OF SHAREHOLDERS ON MAY 22, 2009

The Annual General Meeting of Shareholders of Acergy S.A. (the "Company"), a Societe Anonyme Holding RCS Lux B 43172 having its Registered Office at 412F, route d'Esch, L-2086 Luxembourg, will be held at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg, on Friday May 22, 2009 at 2 p.m., for the following purposes:

     (1) To consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the unconsolidated and consolidated financial statements of the Company, (ii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2008.

     (2) To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2008.

     (3) To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2008.

     (4) To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2008.

     (5) To authorise the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with
          Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2010.

Registered Office                                         [GRAPHIC OMITTED] TAQL
412F, route d'Esch, L-2086 Luxembourg,
Societe Anonyme Holding, R.C.S. Luxembourg B 43172

                                                        [GRAPHIC OMITTED] Acergy

     (6) To elect 6 Directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected. The proposal is to (a) re-elect Mr. Jean Cahuzac, Mr. Tom Ehret, Sir Peter Mason, Mr. J. Frithjof Skouveroe and Mr. Trond Westlie as Directors and (b) to elect Dr. Thorleif Enger as a new Director.

     (7) To elect Independent Auditors ("Reviseurs d'entreprises") to audit the unconsolidated and consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

     (8) To approve the determination of dividends of the Company for the fiscal year ended November 30, 2008, namely approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.22 per Common Share, payable on June 12, 2009 to Shareholders (and June 17, 2009 for holders of ADR's) of record as of May 28, 2009. (Note: The first trading date ex-dividend will be May 26, 2009).

     (9)  In conformity with the provisions of the Luxembourg Company Law and
          Article 5 of the Company's Articles of Incorporation, to:

          (i) extend the validity of the Company's authorised share capital of U.S. $460,000,000 represented by 230,000,000 Common Shares par value U.S. $2.00 per share of which 194,953,972 Common Shares par value U.S. $2.00 per share have been issued, and

          (ii) approve the Report of the Board of Directors of the Company recommending and authorising the Board to implement the suppression of Shareholders' pre-emptive rights in respect of the issuance of shares for cash with respect of all authorised but un-issued Common Shares, in particular:

               (a) to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and

               (b) to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic

                                                        [GRAPHIC OMITTED] Acergy

                    proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "par value" of a Common Shares (U.S. $2.00), the Board of Directors shall be authorised to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares.

          Each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Annual General Meeting and,

          (iii) make all consequential changes to the Articles of Incorporation.

     (10) To authorise the Board of Directors of the Company to cancel shares which have been bought back or which may be bought back from time to time by the Company or any indirect subsidiary thereof as the Board of Directors sees fit and to make all consequential changes to the Articles of Incorporation to reflect the cancellation in the number of issued Common Shares.

                                                        [GRAPHIC OMITTED] Acergy

Yours sincerely


Mark Woolveridge
Chairman

April 2, 2009

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose so as to arrive at the registered office by the May 13, 2009. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

                 ACERGY S.A.
                 Societe Anonyme Holding
                 Annual Accounts and Independent Auditor's

                 Report

                 30 November 2008


                 412F, route d'Esch, L-2086
                 Luxembourg,
                 Societe Anonyme Holding,
                 R.C.S. Luxembourg B 43172

ACERGY S.A.

Report and financial statements 2008

Report of the Board of Directors                               1

Independent Auditor's Report                                   2

Profit and loss account                                        4

Balance sheet                                                  5

Statement of changes in shareholders' equity                   6

Cash flow statement                                            7

Notes to the annual accounts                                   8

ACERGY S.A.

Report of the Board of Directors

  Report of the Board of Directors to the Annual General Meeting of Acergy S.A.
   (the "Company") to be held at the offices of Services Generaux de Gestion, Gestion S.A., 412F, route d'Esch, L - 2086 Luxembourg - 22 May 2009

Dear Shareholders:

We are pleased to submit for your approval the balance sheet as of 30 November 2008, and the statement of profit and loss, the statement of changes in shareholders' equity and the cash flow statement for the year then ended.

The investment in affiliated undertakings and participating interests amounted to U.S. Dollars 841,731,000 at 30 November 2008. There were no dividends declared by and receivable from subsidiaries at 30 November 2008, The net loss for the year ended 30 November 2008 was U.S. Dollars 59,749,000. During 2008 a dividend of 21 cents per common share was paid in respect of the year ended 30 November 2007. Retained losses to be carried forward are U.S. Dollars 128,913,000.

On 12 February 2009 the Board of Directors resolved to recommend to the shareholders at the Annual General Meeting a declaration of dividend of 22 cents per common share.

By special vote we ask you to discharge the Directors and the Statutory Auditor of the Company for the year ended 30 November 2008.

Furthermore, we request that you elect the Statutory Auditor ("Independent Auditor") of the Company for a term to expire at the forthcoming Annual General Meeting of Shareholders.

Finally, we request you to re-elect as Directors of the Company, Mr J P Cahuzac, Mr Tom Ehret, Sir Peter Mason, Mr J Frithjof Skouveroe and Mr Trond 0. Westlie, and to elect Dr. Tharleif Enger at the forthcoming Annual General Meeting of Shareholders on 22 May 2009.



Mark Woolveridge                       Jean Cahuzac

Director                               Director

2 April 2009

[GRAPHIC OMITTED] Deloitte                           Deloitte SA
                                                     Audit, Tax, Consulting,
                                                     Financial Advisory Services
                                                     560, rue de Noudorf
To the shareholders of                               L 2220 Luxembourg
                                                     B.P. 1173
Acergy S.A.                                          L 1011 Luxembourg
4I2F, route d'Esch                                   Tel  +352 451 451
L-2086 Luxemburg                                     Fax:+352 451 452 401
                                                     www.deloitte.lu

                          INDEPENDENT AUDITOR'S REPORT

Report on the annual accounts

Following our appointment by the General Meeting of Shareholders dated 23 May 2008, we have audited the accompanying annual accounts of Acergy S.A., which comprise the balance sheet as at 30 November 2008, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors' responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with International Financial Reporting Standards as adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the Institut des reviseurs d'entreprises. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

                                                        Member of
Audit.Tax.Consulting.Financial Advisory.                Deloitte Touche Tohmatsu

Deloitte

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Acergy S.A. as of 30 November 2008, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

The annual management report, which is the responsibility of the Board of Directors, is consistent with the annual accounts.


Deloitte S.A.

Reviseur d'entreprises



Jan van Delden

Partner

2 April 2009

ACERGY S.A.

Profit and loss account
Year ended 30 November 2008

                                                              2008        2007
                                                 Notes       $'000       S'000
                                                 -----   ---------    --------
Parent company guarantees - reimbursements         3.2      21,075      17,752
                                                         ---------    --------
Gross profit                                                21,075      17,752

Other costs reimbursement                                    7,333       5,681
Administrative expenses                              4      (7,012)     (6,365)
Parent company guarantees - charges                        (21,075)    (17,755)
                                                         ---------    --------
Operating profit/(loss)                                        321        (687)

Investment revenues                                  5       5,738      19,574
Other losses                                         6     (37,046)          -
Finance costs                                        7     (28,411)    (27,154)
                                                         ---------    --------
Loss before tax                                            (59,398)     (8,267)

Tax                                                 20        (351)       (361)
                                                         ---------    --------
Loss for the financial period                              (59,749)     (8,628)
                                                         =========    ========

The accompanying notes form an integral part of these annual accounts.



Mark Woolveridge                       Jean Cahuzac

Director                                Director

2 April 2009

ACERGY S.A.

Balance sheet
30 November 2008

                                                         2008            2007
                                        Notes           $'000           $'000
                                   ----------    ------------    ------------
Non-current assets
Investments                                 8         841,731         871,676
                                                 ------------    ------------
Current assets
Trade and other receivables                 9          60,724          56,464
Cash and cash equivalents                  10         117,751         300,277
                                                 ------------    ------------
                                                      178,475         356,741
                                                 ------------    ------------
Total assets                                        1,020,206       1,228,417
                                                 ============    ============
Current liabilities
Other payables                             11          (5,508)         (5,508)
                                                 ------------    ------------
                                                       (5,508)         (5,508)
                                                 ------------    ------------
                                                    1,014,698       1,222,909
                                                 ------------    ------------
Net current assets

Non-current liabilities
Convertible loan notes                     12        (397,322)       (380,310)
Other payables                             11         (14,105)        (14,507)
Deferred tax liabilities                   13         (17,670)        (17,670)
                                                 ------------    ------------
Total liabilities                                    (429,097)       (412,487)
                                                 ============    ============
Net assets                                            585,601         810,422
                                                 ============    ============

Equity
Share capital                              14         389,908         389,908
Own shares                                 15        (228,355)       (110,191)
Paid in surplus                            16         403,222         434,204
Equity reserve                             16         110,748         110,748
Legal reserve                              16          38,991          38,991
Retained loss                              16        (128,913)        (53,238)
                                                 ------------    ------------
Total equity                                          585,601         810,422
                                                 ============    ============

The accompanying notes form an integral part of these annual accounts.



Mark Woolveridge                       Jean Cahuzac

Director                               Director

2 April 2009

ACERGY S.A.

Statement of changes in shareholders' equity
Year ended 30 November 2008

                                        Share           Own       Paid in        Equity        Legal    Retained
                                      capital        shares       surplus       reserve      reserve        loss
                                        $'000         $'000         $'000         $'000        $'000       $'000
                                   ----------    ----------    ----------    ----------   ----------   ----------
Balance as at 1 December 2006         389,014       (16,512)      463,050       110,748       38,901       (3,378)
- Options exercised                       894             -         1,418             -           90            -
- Dividend paid                             -             -       (37,707)            -            -            -
- Result for the year                       -             -             -             -            -       (8,628)
- Share based compensation                  -             -         7,443             -            -            -
- Purchase of own shares                    -      (146,799)            -             -            -
- Reissuance of own shares                  -        53,120             -             -            -      (41,232)
                                   ----------    ----------    ----------    ----------   ----------   ----------
Balance as at 30 November 2007        389,908      (110,191)      434,204       110,748       38,991      (53,238)
                                   ----------    ----------    ----------    ----------   ----------   ----------
- Options exercised                         -             -             -             -            -            -
- Dividend paid                             -             -       (38,482)            -            -            -
- Result for the year                       -             -             -             -            -      (59,749)
- Share based compensation                  -             -         7,500             -            -            -
- Purchase of own shares                    -      (138,258)            -             -            -            -
- Reissuance of own shares                  -        20,094             -             -            -      (15,926)
                                   ----------    ----------    ----------    ----------   ----------   ----------
Balance as at 30 November 2008        389,908      (228,355)      403,222       110,748       38,991     (128,913)
                                   ==========    ==========    ==========    ==========   ==========   ==========

ACERGY S.A.

Cash flow statement
Year ended 30 November 2008

                                                                     2008          2007
                                                      Notes         $'000         $'000
                                                 ----------    ----------    ----------
Net cash outflow from operating activities               22         1,296         1,924
                                                               ----------    ----------
Financing activities

Convertible interest paid                                12       (11,250)      (11,250)
Own share buybacks                                       15      (138,258)     (146,799)
Dividends paid to shareholders                                    (38,482)      (37,707)
Exercise of share options                                           4,168        14,290
                                                               ----------    ----------
Net cash used in financing activities                            (183,822)     (181,466)

Net decrease in cash and cash equivalents                        (182,526)     (179,542)
Cash and cash equivalents at beginning of year                    300,277       479,819
                                                               ----------    ----------
Cash and cash equivalents at end of year                 10       117,751       300,277
                                                               ==========    ==========

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

1.   Organisation

     Acergy S.A. ("the Company") is a holding company incorporated under the laws of Luxembourg on 10 March 1993. The Company has been incorporated for an unlimited period of time.

     The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flow line, trunk line and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies within the Law of 31 July 1929 governing holding companies which fiscal regime is maintained for a transitional period until 31 December 2010 according to conditions defined by the Law of 22 December 2006 amending the Law of 31 July 1929.

     The Company also prepares consolidated financial statements in conformity with International Financial Reporting Standards as adopted by the European Union. Copies of these financial statements are available at the registered office of the Company.

     The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

     Statement of Going Concern

     The Company's business activities, together with the factors likely to affect its future development, performance and position are set out above. The financial position of the Company, its liquidity position and borrowing facilities are set out in the financial statements.

     The Company has adequate financial resources. As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully despite the current uncertain economic outlook.

     The Directors have reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the accounts.

2.   Adoption of new accounting standards

     This is the first year in which the Company has prepared its financial statements under International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as adopted by the European Union, and the comparatives have been restated from the Luxembourg Generally Accepted Accounting Principles ("Lux GAAP") to comply with IFRS. The reconciliations to IFRS from previously published Lux GAAP financial statements are set forth in Note 21 'Explanation of transition to IFRS'.

     The adoption of IFRS does not change the Company's underlying performance, strategy, and risk management.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

2.   Adoption of new accounting standards (continued)

     First time applications of IFRS

     IFRS 1, First-time Adoption of International Financial Reporting Standards, provides for the retrospective application of standards, with the exception of certain obligatory provisions and some limited exemptions.

     The Company has elected to utilise the following exemptions:

     Share-Based Payment Transactions

     The Group has elected to apply IFRS 2, Share-based Payment, in respect of share options granted since 7 November 2002 that were unvested at 1 December 2006.

     Future accounting standards

     At the date of authorisation of these financial statements, the following standards and interpretations that have not been applied in these financial statements were in issue but not yet effective:

     IFRS 3 Revised    Business Combinations                     Date applicable to the Group 1 December 2009
     IAS 27 Revised    Consolidated and separate financial       1 December 2009
                       statements
     IAS 23 Revised    Borrowing Costs                           1 December 2009
     IFRIC 14          IAS 19 - The Limit on a Defined           1 December 2008
                       Benefit Asset, Minimum Funding
                       Requirements and their Interaction
     IFRIC 16          Hedges of Net Investment in a Foreign     1 December 2008
                       Operation
     IFRIC 17          Distribution of Non-cash Assets to        1 December 2008
                       Owners

     The directors anticipate that the adoption of these standards and interpretations in the future periods will not have a material impact on the financial statements of the Company.

3.   Summary of significant accounting policies

     The Company maintains its books and records in U. S. Dollars, and presents its annual accounts in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union. They comply with Article 4 of the EU IAS Regulation. The transition date for adoption of IFRS was 1 December 2006.

     The principal accounting policies adopted are set out below:

     3.1  Format of financial statements

          In accordance with IAS 1 and Article 26 of the law of 19 December, 2002 as amended, the financial statements are presented with certain modifications to the general legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

     3.2  Revenue recognition

          Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

          Revenue relates to the provision of parent company guarantees collected on its behalf by an affiliated company Acergy Treasury Limited, based in England.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

     3.3  Investments

          Investments are stated at cost less any permanent impairment in value. IAS1 and Article 51(e) of the Law of 19 December, 2002 foresees that assets and liabilities are to be valued on an individual basis. Since all group companies are closely related to each other and any impairment review has to be performed on a portfolio basis instead of on an individual investment basis, any permanent impairments of the cost of the portfolio would lead to value adjustments. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

     3.4  Translation of foreign currencies

          The financial statements are presented in U.S. Dollars, which is the Group's reporting currency.

          Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to net income or loss. Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

     3.5  Share based payments

          Certain Directors of the Company receive part of their remuneration in the form of share options.

          Equity-settled transactions are measured at fair value at the date on which they are granted. The fair value is determined using a Black-Scholes model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date').

          The cumulative expense recognised for equity-settled transactions at each balance sheet date, until the vesting date, reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The cumulative expense also includes the estimated future charge to be borne by the employer entity in respect of social security or national insurance contributions, based on the intrinsic unrealised value of the stock option using the stock price on the balance sheet date. The net income or loss charge or credit for a period represents the difference in cumulative expense recognised as at the beginning and end of that period.

          Where the Company grants rights to its equity instruments to employees of subsidiaries which are to be equity-settled, the Company records an increase in the cost of investment and a corresponding entry in equity of an amount equal to the expense recognised in the subsidiary.

     3.6  Convertible loan notes

          The component of the convertible notes issued by the Company that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of the convertible notes, the fair value of the liability component is determired using a market rate for an equivalent non convertible note; and this amount is classified as a financial liability measured at amortised cost until it is extinguished on conversion or redemption.

          The fair value of the instrument, which is generally the net proceeds, less the fair value of the liability, is allocated to the conversion option which is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not measured again in subsequent years.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

3.   Summary of significant accounting policies (continued)

     3.6  Convertible loan notes (continued)

          Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

     3.7  Own shares

          Own equity instruments which are reacquired (treasury shares) are deducted from equity at cost. No gains or losses are recognised in the income statement on the purchase, sale, issue or cancellation of the Company's own equity instruments.

     3.8  Financial instruments

          A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

          Financial assets are classified into the following specified categories: financial assets at 'fair value through the profit or loss' (FVTPL), 'held to maturity' investments, 'available for sale'
          (AFS) financial assets and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

          Financial liabilities and equity instruments are classified as either FVTPL or 'other financial liabilities' according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.

     3.9  Financial guarantee liabilities

          Financial guarantee liabilities issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor (generally an associate or joint venture of the Group), fails to fulfil a commitment when due in accordance with the terms of a debt instrument.

          Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issue of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date and the amount initially recognised.

4.   Loss for the year

     Loss for the year has been arrived at after charging/ (crediting):

                                                         2008      2007
                                                        $'000     $'000
                                                      -------   -------
     Audit fees                                         4,706     4,637
     Staff costs (see note 19)                          1,515       905
                                                      =======   =======

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

5.   Investment revenues

                                                         2008      2007
                                                        $'000     $'000
                                                      -------   -------
     Investment revenue:
     Bank deposits                                      5,513    18,369
     Interest from affiliated companies                   225     1,205
                                                      -------   -------
                                                        5,738    19,574
                                                      =======   =======

6.   Other gains and losses

                                                         2008      2007
                                                        $'000     $'000
                                                      -------   -------
     Net foreign currency exchange gains/(losses)          46         -
     Impairment loss recognised in respect of
      investment in subsidiary (see note 8)            37,000         -
                                                      -------   -------
                                                       37,046         -
                                                      =======   =======

7.   Finance costs


                                                         2008      2007
                                                        $'000     $'000
                                                      -------   -------
     Interest on borrowings                               149        78
     Interest on convertible loan notes                28,262    27,076
                                                      -------   -------
                                                       28,411    27,154
                                                      =======   =======

8.   Investments

     Investments in affiliated undertakings and participating interests are specified as follows:

                                                         2008      2007
                                                        $'000     $'000
                                                      -------   -------
     Beginning of year                                871,676   864,778
     Share based payments recognised by other
      Group companies                                   7,055     6,898
     Impairment loss recognised in respect of
      investment in subsidiary                        (37,000)        -
                                                      -------   -------
     End of year                                      841,731   871,676
                                                      =======   =======
     Cumulative impairment                             37,000         -
                                                      =======   =======

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

8.   Investments (continued)

     The Company accounts for its investments in affiliated undertakings and investments in participating interests at historical cost. The direct subsidiaries of the Company at 30 November 2008 and 30 November 2007 are as follows:

                                                              2008     2007
                                    Country                      %        %
                                    --------------------    ------   ------
     Acergy Holdings N.V.           Netherlands Antilles      100%     100%
     Acergy B.V.                    Netherlands                75%      75%
     Acergy M.S. Ltd                Bermuda                   100%     100%
     Jarius Investments Limited     Gibraltar                 100%     100%
     Acergy Shipping Limited        United Kingdom             <1%      <1%
     Acergy Holdings Limited        United Kingdom             <1%      <1%

     As at 30 November 2008 an impairment loss amounting to USD37.0 million has been recognised in respect of the investment in Jarius Investments Limited. The impairment is necessary as the Directors believe that the short term recovery of certain intercompany debts of Janus Investments Limited is doubtful and have therefore reduced the net asset value of this subsidiary company. The Directors are confident that these debts are recoverable in the long term.

9.   Trade and other receivables

                                                       More than 1 year
                                                      -----------------
                                                         2008      2007
                                                        $'000     $'000
                                                      -------   -------
     Amount due from affiliated undertakings           60,724    56,464
                                                      =======   =======

     Interest bearing loans included within amounts due from affiliated undertakings bear interest at normal commercial rates.

10.  Cash and cash equivalents

                                                         2008      2007
                                                        $'000     $'000
                                                      -------   -------
     Cash and cash equivalents                        117,751   300,277
                                                      =======   =======

     Cash and cash equivalents comprise short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

11.  Creditors

                                                  2008                                   2007
                                  ------------------------------------   ------------------------------------
                                   Less than    More than                 Less than    More than
                                    one year       1 year        Total     one year       1 year        Total
                                       $'000        $'000        $'000        $'000        $'000        $'000
                                  ----------   ----------   ----------   ----------   ----------   ----------
     Amount owed to affiliated
      undertakings                         -       14,105       14,105            -       14,507       14,507
     Financial guarantees              3,136            -        3,136        3,136            -        3,136
     Other creditors                   2,372            -        2,372        2,372            -        2,372
                                  ----------   ----------   ----------   ----------   ----------   ----------
                                       5,508       14,105       19,613        5,508       14,507       20,015
                                  ==========   ==========   ==========   ==========   ==========   ==========

12.  Convertible loan notes

     On 11 October 2006 the Company issued a $500.0 million 2.25% convertible note due 2013. The issuance was completed on 11 October 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million have been split between the liability and equity components.

     The convertible notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on 11 October 2013. The convertible notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

     The noteholders were granted an option which allows them to convert the convertible notes into common shares with an initial conversion price of $24.05 equivalent to 20,790,021 common shares, or approximately 10.7% of our existing issued share capital at the date of issue. This was subsequently revised to $23.52 following the payment of the dividends since issuance. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide 'anti-dilutive' adjustments for items such as payment of dividends and events such as a change of control which can affect materially the marketability, liquidity or volatility of common shares.

     There is also an option for the Company to call the convertible notes after four years and 14 days from the date of issue if the price of the common shares exceeds 130% of the then prevailing conversion price over the above specified period.

     The following undertakings apply:

     o unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the convertible notes will rank equally with other debt issuance;

     o a cross default provision subject to a minimum threshold of $10.0 million and other events of default in connection with non-payment of the convertible notes;

     o various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the shares and the convertible notes on recognised stock exchanges; and

     o provisions for the adjustment of the conversion price in certain circumstances.

     There were no conversions of these convertible notes as of 30 November
     2008.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

12.  Convertible loan notes (continued)

     The net proceeds received from the issue of the convertible loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Company, as follows:


                                                                     $'000
                                                                ----------
     Principal value of convertible loan notes issued              500,000
                                                                ==========
     Proceeds of issue (net of apportioned transaction costs)      490,794
     Liability component at date of issue                         (362,356)
                                                                ----------
     Equity component                                              128,438
     Deferred tax                                                  (17,690)
                                                                ----------
     Transfer to equity reserve (see Note 16)                      110,748
                                                                ==========

     The liability component is as follows:

                                                  2008          2007
                                                 $'000         $'000
                                             ---------     ---------
     Liability component at 1 December         380,310       364,484
     Interest charged                           28,262        27,076
     Interest paid                             (11,250)      (11,250)
                                             ---------     ---------
     Liability component at 30 November        397,322       380,310
                                             =========     =========

     The interest charged in the year is calculated by applying an effective rate of 7.35%. The liability component is measured at amortised cost. The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at 30 November 2008 represents the effective interest rate less interest paid to that date.

     The Directors estimate the fair value of the liability component of the convertible loan notes at 30 November 2008 to be approximately $397.3 million (2007: $380.3 million).

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

13.  Deferred tax

                                                  2008          2007
                                                 $'000         $'000
                                             ---------     ---------
     At 1 December and 30 November              17,670        17,670
                                             =========     =========

     The deferred tax liability is in respect of temporary differences in respect of the convertible loan note which are expected to reverse after the 1929 tax regime has ended.

14.  Share capital

                                                              2008                          2007
                                                         Number of           2008      Number of           2007
     For the fiscal year                                    shares          $'000         shares          $'000
     ---------------------------------------------    ------------   ------------   ------------   ------------
     Authorised shares
     Authorised common shares, $2.00 per value         230,000,000        460,000    230,000,000        460,000
                                                      ============   ============   ============   ============
     Issued shares
     Fully paid and issued common shares               194,953,972        389,908    194,953,972        389,908
                                                      ============   ============   ============   ============
     The issued common shares consist of:
     Common shares excluding own shares (see below)    182,816,093        365,632    188,018,444        376,037
     Own shares (see Note 15)                           12,137,879         24,276      6,935,528         13,871
                                                      ------------   ------------   ------------   ------------
     Balance as at 30 November                         194,953,972        389,908    194,953,972        389,908
                                                      ============   ============   ============   ============

     The Company has one class of ordinary shares which carry no right to fixed income.

     The common shares (excluding own shares) outstanding are as follows:

                                                       Number of shares
                                           ----------------------------
     For the fiscal year                           2008            2007
     -----------------------------------   ------------    ------------
     Balance at 1 December                  188,018,444     192,713,204
     Own shares bought (see Note 15)         (6,374,100)     (8,098,625)
     Own shares reissued (see Note 15)        1,171,749       2,957,018
     New shares issued                                -         446,847
                                           ------------    ------------
     Balance at 30 November                 182,816,093     188,018,444
                                           ============    ============

15.  Own shares

     On 11 September 2006 the commencement of a share buyback program was announced, which allowed for the purchase of up to a maximum of 10% of our issued share capital, pursuant to an extension to the standing authorisation granted to the Board at the Annual General Meeting held on 22 May 2007.

     The share buyback program was completed during fiscal year 2008. A total of
     15.4 million shares for a total consideration of $301.6 million were repurchased. These were open market repurchases on the Oslo Stock Exchange. The buy back of issued share capital reduces the distributable reserves.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

15.  Own shares (continued)

     The own shares reserve represents the purchase of the Company's own common shares at the market price on the date of purchase and the movements are shown in the table below:

                                                         2008                            2007
                                                    Number of            2008       Number of            2007
     For the fiscal year                               shares           $'000          shares           $'000
     -----------------------------------------   ------------    ------------    ------------    ------------
     Balance at 1 December                          6,056,407         110,191         914,800          16,512
     - Number of shares acquired in the period      6,374,100         138,258       8,098,625         146,799
     - Number of shares reissued                   (1,171,749)        (20,094)     (2,957,018)        (53,120)
                                                 ------------    ------------    ------------    ------------
     Balance at 30 November                        11,258,758         228,355       6,056,407         110,191
                                                 ============    ============    ============    ============

     In addition to the balance of 11,258,758 (2007: 6,056,407) common shares held at 30 November 2008 879,121 (2007: 879,121) shares were held indirectly by a wholly-owned subsidiary.

16.  Movement in reserves

                                             Paid in        Equity        Legal     Retained
                                             surplus      reserves      reserve         loss         Total
                                               $'000         $'000        $'000        $'000         $'000
                                          ----------    ----------   ----------   ----------    ----------
     Balance as at 1 December 2006           463,050       110,748       38,901       (3,378)      609,321
     - Options exercised                       1,418             -           90            -         1,508
     - Dividend paid                         (37,707)            -            -            -       (37,707)
     - Result for the year                         -             -            -       (8,628)       (8,628)
     - Share based compensation                7,443             -            -            -         7,443
     - Loss on reissuance of own shares            -             -            -      (41,232)      (41,232)
                                          ----------    ----------   ----------   ----------    ----------
     Balance as at 30 November 2007          434,204       110,748       38,991      (53,238)      530,705
                                          ==========    ==========   ==========   ==========    ==========
     Balance as at 1 December 2007           434,204       110,748       38,991      (53,238)      530,705
     - Options exercised                           -             -            -            -             -
     - Dividend paid                         (38,482)            -            -            -       (38,482)
     - Result for the year                         -             -            -      (59,749)      (59,749)
     - Share based compensation                7,500             -            -            -         7,500
     - Loss on reissuance of own shares            -             -            -      (15,926)      (15,926)
                                          ----------    ----------   ----------   ----------    ----------
     Balance as at 30 November 2008          403,222       110,748       38,991     (128,913)      424,048
                                          ==========    ==========   ==========   ==========    ==========

     Paid in surplus

     The directors propose that a dividend of $0.22 per share will be paid to shareholders in June 2009. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these consolidated financial statements. The total estimated dividend to be paid is $40.2 million.

     Equity reserve

     This reserve represents the equity component of the convertible loan notes. (Refer to Note 12 'Convertible loan notes')

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

16.  Movement in reserves (continued)

     Legal reserve

     Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

     The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made Co the legal reserve account at the time of issuance of new shares.

     Dividends

     On 23 May 2008 a dividend of $0.21 per share (total dividend $.38.5 million) was declared for shareholders of record on 29 May 2008.

17.  Share based payments

     Equity-settled share option plan

     The Group operates a share option plan which was approved in April 2003 (the '2003 Plan'). This plan includes an additional option plan for key directors and employees' resident in France (the 'French Plan') as a sub-plan, and additional options which are granted under the Serior Management Incentive Plan (SMIP).

     A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

     Under the 2003 Plan options up to but not exceeding 6.3 million common shares can be granted. Following shareholder approval at the Extraordinary General Meeting held on 18 December 2008, the 2003 Plan was expanded to cover up to 8,710,000 shares. This plan replaced the previous plan (the '1993 Plan'). Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The cost of these non-performance share options are therefore recognised using the graded vesting attribution method. Share options exercises are satisfied by either issuing new shares or reissuing treasury shares. Furthermore, options are generally forfeited if the option holder leaves the Group under any circumstances other than due to the option holder's death, disability or retirement before his or her options are exercised.

     In fiscal year 2008 1,052,500 common shares (2007: 52,000 common shares) were granted, which included 234,000 options (2007: 22,000 options) granted under the French plan. These options were granted subject to shareholder approval which was obtained at the Extraordinary General Meeting held on December 18, 2008.

     Restricted share plan

     During fiscal year 2008 the Group introduced a restricted share plan to provide a retention incentive to selected senior executives. The number of shares that maybe awarded under the plan may not exceed an average of 350,000 common shares over a three year period. During the three year restricted period plan participants are not permitted to sell or transfer shares but will be entitled to dividends which will be held by the Group until the restricted period lapses.

     In fiscal year 2008, 65,000 restricted shares were issued at a weighted average price and fair value of $22.23 being the market price on the date of issue.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

17.  Share based payments (continued)

     Executive deferred incentive scheme

     During fiscal year 2008 the Group introduced a deferred incentive scheme for selected senior executives. The scheme enabled the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of the Group which will be matched in shares at the end of three years subject to performance conditions. The amount of the bonus deferred was used to purchase 17,797 shares based upon the prevailing share price on 31 March 2008 which was $21.35. The matched element is conditional upon the growth of earnings per share over the three years to 30 November 2010.

     Option activity including the SMIP, are as follows:

                                                        2008                           2007
                                            ----------------------------   ----------------------------
                                                                Weighted                       Weighted
                                                                 average                        average
                                                  Number        exercise       Number          exercise
                                              of options      price in $   of options        price in $
                                            ------------    ------------   ------------    ------------
     Outstanding at December 1                 5,115,696            8.64      8,500,241            6.77
     Granted                                   1,052,500           22.67         52,000           20.94
     Exercised                                (1,088,952)           3.83     (3,403,865)           4.20
     Forfeited                                  (228,339)          16.28        (32,680)           6.22
     Expired                                    (333,593)          11.23              -               -
                                            ------------    ------------   ------------    ------------
     Outstanding at November 30                4,517,312           12.51      5,115,696            8.64
                                            ============    ============   ============    ============
     Exercisable at the end of the period      2,686,308            8.29      2,696,840            6.68
                                            ============    ============   ============    ============

     The weighted average fair value of options granted during the fiscal period was $10.79 (2007: $9.62).

     The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows:

     For the fiscal year                              2008          2007
     ----------------------------------------   ----------    ----------
     Weighted average share price (in $)             22.67         20.94
     Weighted average exercise price (in $)          22.67         20.94
     Expected volatility                              55.9%         45.8%
     Expected life                                 5 years       5 years
     Risk free rate                                    2.5%          4.6%
     Expected dividends (in $)                        0.21             -

     The expected life of an option is determined by taking into consideration the vesting period of options, the observed historical pattern of share option exercises, the effect of non-transferability and exercise restrictions. The expected volatility over the expected term of the options is estimated from our historical volatility. For fiscal year 2008 the expected dividend takes into account the expected dividends over the four year vesting period assuming a growth rate of 5% over the $0.21 cent dividend declared during the year. For fiscal year 2007 the expected dividends was $nil cents as a historical pattern of dividends payments had not been established at the grant dates and it was the first time the Company had paid a dividend of $0.20.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

17.  Share based payments (continued)

     The following table summarises information about share options outstanding as at 30 November 2008:

                                                                  Weighted
                                                                   average
                                                                 remaining        Weighted
                                                               contractual         average
                                                    Options           life        exercise
     Common shares (range of exercise prices)   outstanding     (in years)    price (in $)
     ----------------------------------------   -----------   ------------    ------------
     $17.01 - 26.16                               1,842,826           8.67           21.09
     S10.01 - 17.00                               1,029,797           5.52           11.08
     $3.01 - 10.00                                  785,162           5.69            5.67
     S1.19 - 3.00                                   859,527           5.03            2.10
                                                -----------   ------------    ------------
     Total                                        4,517,312           6.74           12.51
                                                ===========   ============    ============

     The following table summarises the treatment by the Company of compensation expense arising through share based payments:

                                                                   2008         2007
                                                                  $'000        $'000
                                                             ----------   ----------
     Share based payments expense (refer note 19)                   445          545
     Share based payments expense recognised by
      affiliated undertakings, representing an increase in
      investment by the Company                                   7,055        6,898
                                                             ----------   ----------
                                                                  7,500        7,443
                                                             ==========   ==========

18.  Commitments and guarantees

     We arrange for bank guarantees, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

     Facilities

     The following facilities, held by affiliated undertakings, were guaranteed by the Company as at 30 November 2008:

     The $400 million amended and restated revolving credit and guarantee facility

     The $400 million amended and restated revolving credit and guarantee facility, as amended on 10 August 2006 has a maturity of 10 August 2011.

     The sub-limit for cash drawings is $100 million.

     The facility is used for general corporate purposes including the financing of ships and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $ 100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of 10 August 2011.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

18.  Commitments and guarantees (continued)

     Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than 10 February 2013.

     The unutilised portion of the cash loan facility was available for guarantees.

     Interest on the facility is payable at L1BOR plus a margin which is linked to the ratio of the Group's net debt to EBITDA and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months and is reviewed every three months. The fee applicable for performance guarantees is linked to the same ratio of net debt to EBITDA and may range from 0.4% to 0.95% per year and is currently fixed at 0.4%.

     The $200 million guarantee facility

     On 26 February 2008, an affiliated undertaking executed a new $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million revolving credit and guarantee facility.

     This facility is to be used for the issuance of performance guarantees in the ordinary course of the Group's business. The facility has a maturity date of 26 February 2013 however, performance guarantees can be issued with a maturity no later than 26 August 2014.

     The fee applicable for performance guarantees is linked to the ratio of net debt to EBITDA and may range from 0.45% to 1.00% per year and is currently fixed at 0.45% subject to review every three months.

     Both the facilities contain certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortisation ('EBITDA'), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending 28 February, 31 May, 31 August and 30 November of each year. In addition to the financial covenants listed above, the facilities also contain negative pledges with respect to accounts receivable and cash and include representations, affirmative covenants and negative covenants and events of defaults which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

     The facility utilisation was as follows:

                                            2008                                   2007
                            ------------------------------------   ------------------------------------
                              Utilised   Unutilised        Total     Utilised   Unutilised        Total
                                 $'000        $'000        $'000        $'000        $'000        $'000
                            ----------   ----------   ----------   ----------   ----------   ----------
     Cash loans                      -      100,000      100,000            -       84,400       84,400
     Guarantee facilities      304,100      195,900      500,000      315,600            -      315,600
                            ----------   ----------   ----------   ----------   ----------   ----------
     Total                     304,100      295,900      600,000      315,600       84,400      400,000
                            ==========   ==========   ==========   ==========   ==========   ==========

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

19.  Key management personnel emoluments

     Key management personnel comprise the Board of Directors. The remuneration of these personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

     The following table summarises the remuneration of key management personnel during the year:

                                               2008       2007
                                              $'000      $'000
                                           --------   --------
     Non-performance based share options        445        545
     Non-executive directors fees               750        360
     Restricted Share Plan                      320          -
                                           --------   --------
     Total                                    1,515        905
                                           ========   ========

20.  Tax

     The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident directors during the period. The tax is calculated as follows:

     Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds (euro)2,400,000:

     o    3% on interests paid to bond and other security - holders;

     o 1.8% on dividends, profit quotas and remuneration to non-resident directors on the first (euro)1,200,000;

     o 0.1% on any surplus dividends, profit quotas and remuneration to non-resident directors.

     Where the total interest paid each year to bondholders and on other comparable securities is less than (euro)2,400,000:

     o    3% on interests paid to bond and other security - holders;

     o 3% on dividends, profit quotas and remuneration to non-resident directors, but to a maximum amount corresponding to the difference between (euro)2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

     o 1.8% on any surplus dividends, profit quotas and remuneration to non-resident directors up to (euro)1,200,000 distributed;

     o 0.1% on surplus dividends, profit quotas and remuneration to non-resident directors.

     Billionaire holding companies are subject to a minimum annual charge of
     (euro)48,000. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

     For the years ended 30 November 2008 and 2007 this tax amounted to $351,000 and $361,000 respectively, and is included in other charges in the accompanying statements of profit and loss.

     As per Note 1 the Company must remain within the limits set out by the Law of 31 July 1929 governing holding companies which fiscal regime is maintained for a transitional period until 31 December 2010 according to conditions defined by the Law of 22 December 2006 amending the Law of 31 July 1929.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

21.  Explanation of transition to IFRS

     This is the first year that the Company is presenting its financial statements under International Financial Reporting Standards (IFRS). The following disclosures are required in the year of transition. The last financial statements under Lux GAAP were for the year ended 30 November 2007 and the date of transition to IFRS was therefore 1 December 2006.

     Accordingly the Company has prepared financial statements which comply with IFRS applicable from periods beginning on or after 1 December 2006, and significant accounting policies are set forth in Note 3. The analysis below includes a reconciliation of net assets and income as reported under Lux GAAP as at 30 November 2007 to the revised net assets and income under IFRS as reported in these financial statements (refer to column 'IFRS 2007'). In addition, there is a reconciliation of net assets under Lux GAAP to IFRS as at the IFRS transition of 1 December 2006 (refer to column 'IFRS 2006'). The notes (a) to (d) below give further details of the transition effect.

     Reconciliation of profit and loss account for 2007

                                                       Share-based     Convertible             Own
                                          Lux GAAP        payments           notes          shares       IFRS 2007
                                             $'000           $'000           $'000           $'000           $'000
                                      ------------    ------------    ------------    ------------    ------------
     Notes                                                (a)             (b)              (c)
     Revenue - parent company
      guarantees                            17,752               -               -               -          17,752
                                      ------------    ------------    ------------    ------------    ------------
     Gross profit                           17,752               -               -               -          17,752

     Other costs reimbursement              12,272          (6,591)              -               -           5,681
     Administrative expenses               (12,956)          6,591               -               -          (6,365)
     Other operating expenses              (17,755)              -               -               -         (17,755)
                                      ------------    ------------    ------------    ------------    ------------
     Operating loss                           (687)              -               -               -            (687)

     Investment revenues                    19,574               -               -               -          19,574
     Loss on resale of own shares          (41,232)              -               -          41,232               -
     Finance costs                         (12,644)              -         (14,510)              -         (27,154)
                                      ------------    ------------    ------------    ------------    ------------
     Loss before tax                       (34,989)              -         (14,510)         41,232          (8,267)
     Tax                                      (361)              -               -               -            (361)
                                      ------------    ------------    ------------    ------------    ------------
     Loss for the financial period         (35,350)              -         (14,510)         41,232          (8,628)
                                      ============    ============    ============    ============    ============

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

21.  Explanation of transition to IFRS (continued)

     Reconciliation of equity at 1 December 2006 (date of transition to IFRS)

                                                     Share-based     Convertible                       Financial
                                             Lux        payments           notes      Own shares     instruments            IFRS
                                            GAAP           $'000           $'000           $'000           $'000            2006
     Notes                                 $'000             (a)             (b)             (c)             (d)           $'000
     ---------------------------    ------------    ------------    ------------    ------------    ------------    ------------
     Non-current assets
     Investments                         846,665          18,113               -               -               -         864,778
     Own shares                           16,512               -               -         (16,512)              -               -
                                    ------------    ------------    ------------    ------------    ------------    ------------
                                         863,177          18,113               -         (16,512)              -         864,778
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Current assets
     Trade and other receivables          71,904         (18,113)              -               -               -          53,791
     Prepayments                           9,022               -          (9,022)              -               -               -
     Cash and cash equivalents           479,819               -               -               -               -         479,819
                                    ------------    ------------    ------------    ------------    ------------    ------------
                                         560,745         (18,113)         (9,022)              -               -         533,610
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Total assets                      1,423,922               -          (9,022)        (16,512)              -       1,398,388
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Current liabilities
     Other payables                      (31,275)              -               -               -          (3,136)        (34,411)
     Provisions for liabilities          (18,153)         18,153               -               -               -               -
                                    ------------    ------------    ------------    ------------    ------------    ------------
                                         (49,428)         18,153               -               -          (3,136)        (34,411)
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Net current assets                1,374,494          18,153          (9,022)        (16,512)         (3,136)      1,363,977
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Non-current liabilities
     Convertible loan notes             (500,000)              -         135,516               -               -        (364,484)
     Deferred tax liabilities                  -               -         (17,670)              -               -         (17,670)
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Total liabilities                  (500,000)              -         117,846               -               -        (382,154)
                                    ============    ============    ============    ============    ============    ============
     Net assets                          874,494          18,153         108,824         (16,512)         (3,136)        981,823
                                    ============    ============    ============    ============    ============    ============
     Equity
     Share capital                       389,014               -               -               -               -         389,014
     Own shares                                -               -               -         (16,512)              -         (16,512)
     Treasury stock reserve               16,512               -               -         (16,512)              -               -
     Paid in surplus                     428,385          18,153               -          16,512               -         463,050
     Equity reserve                            -               -         110,748               -               -         110,748
     Legal reserve                        38,901               -               -               -               -          38,901
     Retained earnings/(loss)              1,682               -          (1,924)              -          (3,136)         (3,378)
                                    ------------    ------------    ------------    ------------    ------------    ------------
     Total equity                        874,494          18,153         108,824         (16,512)         (3,136)        981,823
                                    ============    ============    ============    ============    ============    ============

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

21.  Explanation of transition to IFRS (continued)

     Reconciliation of equity at 30 November 2007 (date of last LUX GAAP financial statements)

                                                              Share-based    Convertible                   Financial
                                          Lux          2006      payments          notes   Own shares    instruments         IFRS
                                         GAAP      Dividend         $'000          $'000       $'000           $'000         2007
     Notes                              $'000         $'000           (a)            (b)          (c)            (d)        $'000
     --------------------------    ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Non-current assets
     Investments                      846,625             -        25,051              -            -              -      871,676
     Own shares                       110,191             -             -              -     (110,191)             -            -
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
                                      956,816             -        25,051              -     (110,191)             -      871,676
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Current assets
     Trade and other receivables       81,506             -       (25,052)            10            -              -       56,464
     Prepayments                        7,716             -             -         (7,716)           -              -            -
     Cash and cash equivalents        300,277             -             -              -            -              -      300,277
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
                                      389,499             -       (25,052)        (7,706)           -              -      356,741
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Total assets                   1,346,315             -            (1)        (7,706)    (110,191)             -    1,228,417
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Current liabilities
     Other payables                    (2,372)            -             -              -            -         (3,136)      (5,508)
     Provisions for liabilities       (25,597)            -        25,597              -            -              -            -
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
                                      (27,969)            -        25,597              -            -         (3,136)      (5,508)
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Net current assets             1,318,346             -        25,596         (7,706)    (110,191)        (3,136)   1,222,909
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Non-current liabilities
     Convertible loan notes          (500,000)            -             -        119,690            -              -     (380,310)
     Other payables                   (14,507)            -             -              -            -              -      (14,507)
     Deferred tax liabilities               -             -             -        (17,670)           -              -      (17,670)
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Total liabilities               (514,507)            -             -        102,020            -              -     (412,487)
                                   ==========    ==========   ===========    ===========   ==========    ===========   ==========
     Net assets                       803,839             -        25,596         94,314     (110,191)        (3,136)     810,422
                                   ==========    ==========   ===========    ===========   ==========    ===========   ==========
     Equity
     Share capital                    389,908             -             -              -            -              -      389,908
     Own shares                             -             -             -              -     (110,191)             -     (110,191)
     Treasury stock reserve           110,191             -             -              -     (110,191)             -            -
     Paid in surplus                  300,099        (1,682)       25,596              -      110,191              -      434,204
     Equity reserve                         -             -             -        110,748            -              -      110,748
     Legal reserve                     38,991             -             -              -            -              -       38,991
     Retained earnings                (35,350)        1,682             -        (16,434)           -         (3,136)     (53,238)
                                   ----------    ----------   -----------    -----------   ----------    -----------   ----------
     Total equity                     803,839             -        25,596         94,314     (110,191)        (3,136)     810,422
                                   ==========    ==========   ===========    ===========   ==========    ===========   ==========

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

21.  Explanation of transition to IFRS (continued)

     (a)  Share based payments

     Under IFRS equity based transactions are charged to paid in surplus hence an associated decrease in provisions and an increase in paid in surplus.

     (b)  Convertible notes

     IFRS requires separate valuation of the equity option associated with convertible notes. The effect of this adjustment is a decrease in borrowings of $119.7 million at 30 November 2007 (2006: $135.5 million) with a corresponding after-tax increase in shareholders' equity at 30 November 2007 of $94.3 million (2006: $108.8 million). Reported borrowing costs for the year ended 30 November 2007 increase by $14.5 million in respect of the amortisation of the discount.

     (c)  Own shares

     Under Lux GAAP Treasury shares are shown on the face of the balance sheet as an asset and a corresponding Treasury stock reserve is recognised. Under IFRS Treasury shares are disclosed within shareholders equity and there is no requirement to recognise a Treasury reserve.

     Under Lux GAAP losses on the resale of Treasury shares were charged to the profit and loss account in the year they were incurred. Under IFRS these losses are charged directly to equity.

     (d)  Financial instruments

     IFRS requires the fair valuation of financial guarantees (refer note 18). The effect of this adjustment is an increase in other payables of $3.136 million and a corresponding adjustment in retained losses as at 1 December 2006.

22.  Notes to the cash flow statement

                                                                           2008        2007
                                                               Note       $'000       $'000
                                                           --------    --------    --------
     Loss for the year                                                  (59,749)     (8,628)

     Adjustments for:
     Impairment loss recognised in respect of investment
      in subsidiary                                               8      37,000           -
     Share based compensation                                    19         445         545
     Convertible loan note interest                              12      28,262      27,076
                                                                       --------    --------
                                                                          5,958      18,993
                                                                       --------    --------
     Changes in operating assets and liabilities
     Increase in trade and other receivables                             (4,260)     (2,673)
     Decrease in trade and other liabilities                               (402)    (14,396)
                                                                       --------    --------
     Net cash inflow from operating activities                            1,296       1,924
                                                                       ========    ========

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

23.  Financial instruments

     Significant accounting policies

     Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 'Significant accounting policies'.

     Financial risk management objectives

     An affiliated group treasury company, provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (consisting of currency risk and fair value interest rate risk), credit risk and liquidity risk.

     The treasury company seeks to minimise the effects of these risks by using financial instruments to hedge these risk exposures. The use of financial instruments is governed by the Company's policies approved by the Board of Directors, which provide written policies on foreign exchange risk, interest rate risk, credit risk, the use of non-derivative financial instruments, and the investment of excess liquidity.

     Compliance with policies and exposure limits is reviewed on a continuous basis and the treasury company function reports monthly to senior management. The Company does not enter into or trade financial instruments for speculative purposes.

     Market risk

     The Company has limited exposure to the financial risks of changes in foreign currency exchange rates (see below) but has exposure to the financial risks of changes in interest rates (see below).

     There has been no change to the Company's exposure to market risks or the manner in which it manages and measures the risk.

     Foreign currency risk management

     The Company's reporting currency is the U.S. dollar and undertakes the majority of its transactions in the US dollar. The Company therefore has minimal exposure to the financial risks of changes in foreign currency exchange rates.

     Interest rate risk management

     The Company places surplus funds on the money markets to generate an investment return for short durations only, ensuring a high level of liquidity and reducing the credit risk associated with the deposits. Changes in the interest rates associated with these deposits will impact the return generated.

     The Company's exposure to interest rates on financial assets and financial liabilities is detailed in the liquidity risk management section of this Note.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

23.  Financial instruments (continued)

     Credit risk management

     Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

     The Company only invests with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies. The Company's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually. In respect of its clients and suppliers the Company uses credit ratings as well as other publicly available financial information and its own trading records to rate its major counterparties.

     The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-raring agencies.

     The table below shows the carrying amount of our major counterparties (depositors) at the balance sheet date using the Standard and Poor's credit rating symbols.

                                               Carrying amount
                                           -------------------
                                               2008       2007
     Counterparty                             $'000      $'000
     -----------------------------------   --------   --------
     Counterparties rated AAA                     -          -
     Counterparties rated AA- to AA+        117,751    300,277
     Counterparties rated A- to A+                -          -
     Counterparties rated BBB+ or below           -          -
                                           --------   --------
                                            117,751    300,277
                                           ========   ========

     Liquidity risk management

     Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

     Liquidity and interest risk tables

     The following tables detail the Company's remaining contractual maturity for its non-derivative financial liabilities.

     The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table consists of the principal cash flows:

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

23.  Financial instruments (continued)

     For the fiscal year ended 30 November 2008

                               Less than          1-3     3 months
                                 1 month       months         to 1    1-5 years     5+ years        Total
                                   $'000        $'000         year        $'000        $'000        $'000
                              ----------   ----------   ----------   ----------   ----------   ----------
     Convertible loan notes            -            -            -      500,000            -      500,000
                              ==========   ==========   ==========   ==========   ==========   ==========

     For  the fiscal year ended 30 November 2007

                               Less than          1-3     3 months
                                 1 month       months         to 1    1-5 years     5+ years        Total
                                   $'000        $'000         year        $'000        $'000        $'000
                              ----------   ----------   ----------   ----------   ----------   ----------
     Convertible loan notes            -            -            -      500,000            -      500,000
                              ==========   ==========   ==========   ==========   ==========   ==========

     Fair value of financial instruments

     The fair values of financial assets and financial liabilities are determined as follows:

     o the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets is determined with reference to quoted market prices;

     o the fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;

     o the fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using, the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives;

     o the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default.

     Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities as indicated recorded at amortised cost in the financial statements approximate their fair values:

                                                           2008                      2007
                                                  -----------------------   -----------------------
                                                    Carrying                  Carrying
                                                      amount   Fair value       amount   Fair value
                                                       $'000        $'000       $'000         $'000
                                                  ----------   ----------   ----------   ----------
     Financial assets
     Cash and cash equivalents                       117,751      117,751      300,277      300,277
     Amounts due from affiliated undertakings
      (note 9)                                        60,724       60,724       56,464       56,464
                                                  ----------   ----------   ----------   ----------
                                                     178,475      178,475      356,741      356,741
                                                  ==========   ==========   ==========   ==========
     Financial liabilities
     Borrowings - Convertible loan notes             397,322      397,322      380,310      380,310
                                                  ==========   ==========   ==========   ==========

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

23.  Financial instruments (continued)

     Assumptions used in determining fair value of financial assets and liabilities

     Cash and cash equivalents

     The carrying amounts of cash and cash equivalents approximate their fair value. The estimated value of our long-term debt is based on interest rates as at 30 November 2008 and 2007 using debt instruments of similar risk.

     Borrowings - Convertible notes

     The fair value of the liability component of convertible notes is determined assuming redemption on 10 October 2013 and using a 7.35% interest rate and holding the credit risk margin constant.

24.  Related parties

     During 2008 and 2007 the Company has the following significant related party transactions:

                                                                       2008        2007
                                                                      $'000       $'000
                                                                   --------    --------
     Parent company guarantee income received from
      subsidiary companies                                           21,075      17,752
                                                                   --------    --------
     Management services paid to a subsidiary company               (21,075)    (17,752)
                                                                   --------    --------
     Interest income received from an affiliated company                225       1,205
                                                                   --------    --------
     Costs paid on behalf of the company by a subsidiary company     (5,432)     (4,945)
                                                                   --------    --------
     Key management personnel emoluments (see Note 19)               (1,515)       (905)
                                                                   ========    ========

Amounts due from/(to) related parties:

                                                                       2008        2007
                                                                      $'000       $'000
                                                                   --------    --------
     Acergy MS Ltd                                                        -      19,262
     Acergy Norway AS                                                 7,961       7,961
     Acergy Treasury Limited                                         52,763      29,241
                                                                   --------    --------
                                                                     60,724      56,464
                                                                   ========    ========
     Acergy Investing Limited                                       (14,096)    (14,096)
     Acergy MS Limited                                                   (9)       (383)
     Acergy US Inc                                                        -         (26)
     Acergy BV                                                            -          (2)
                                                                   --------    --------
                                                                    (14,105)    (14,507)
                                                                   ========    ========

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2008

24.  Related parties (continued)

     During the fourth quarter of fiscal year 2008 share options were exercised by one member of the key management personnel. An affiliated group company paid USD 0.3 million of payroll taxes associated with this exercise which were subsequently reimbursed on 1 December 2008. The amount is therefore considered to be a loan to a related party as at 30 November 2008.

25.  Subsequent events

     On 12 February 2009, the Board resolved to recommend a dividend per common share of 22 cents (2007: 21 cents), subject to shareholder approval at the Annual General Meeting.

                      BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jean Cahuzac - Chief Executive Officer
Mr. Cahuzac joined Acergy as Chief Executive Officer on April 14, 2008 and joined the Board as an Executive Director following the 2008 AGM on May 23, 2008. Prior to joining Acergy, he gained over 30 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Mr. Cahuzac worked at Transocean in Houston, USA where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he served in various positions including Field Engineer, Division Manager, VP Engineering and Shipyards Manager, VP Europe & Africa region and President. He holds a Master's degree in Mechanical Engineering from Ecole des Mines de St Etienne and is a graduate of the French Petroleum Institute in Paris. Mr. Cahuzac is a French citizen.

Tom Ehret
Mr. Ehret was appointed to the Board in November 2003, and served in the position of Chief Executive Officer of the Company since March 2003 until his retirement on April 14, 2008. He continued as an Executive Director until June 30, 2008 at which time he became a Non-executive Director. Mr. Ehret is a member of the Governance and Nomination Committee and the Compensation Committee. Previously he was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. With more than 30 years experience in the offshore and subsea business, he was instrumental in several industry shaping moves including the turnaround of the loss-making Stena Offshore, the acquisition of Santa Fe's pipelay business by Stena Offshore, the merger between Stena Offshore and Coflexip, the leader in the Subsea industry in the 1990s and negotiated the acquisition of this group by Technip, in 2002. Mr. Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, COO and CEO and Executive Chairman. Mr. Ehret is a Board member of Dockwise Ltd., Green Holdings Corporation, SBM Offshore N.V. and Venture Production PLC. Mr. Ehret is a French citizen.

Thorleif Enger
Dr. Enger will join the Board as a Non-executive Director following the 2009 AGM on May 22, 2009, subject to shareholders approval. Dr. Enger has a PhD in Structural Engineering from the University of Colorado, USA. He has over 30 years of experience in the oil and gas industry. Dr. Enger is the former President and Chief Executive Officer of Yara International. He previously served as Executive Vice President of Hydro Agri from 1999 to 2004, Executive Vice President of Oil and Energy for Norsk Hydro from 1996 to 1999, and President of Hydro's Exploration and Production Division from

1987 to 1996. He was the Chairman of Telenor ASA from 2003 until 2007. Dr. Enger is a Board member of FMC Technologies Inc., Marine Harvest ASA and Spring Energy Norway AS, and serves on the supervisory board of E.ON Ruhrgas AG. Dr. Enger is a Norwegian citizen.

Sir Peter Mason KBE
Sir Peter Mason was appointed to the Board as a Non-executive Director in October 2006. He is Chairman of the Compensation Committee and a member of the Governance and Nomination Committee. He brings extensive management and oil service experience, having served as Chief Executive of AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed as Chairman of the Board of Thames Water Utilities Ltd in December 2006 and has also been a Non-executive Director of BAE Systems since January 2003. He was also until October 2008 a Board Member of the 2012 Olympic Delivery Authority. He is a Fellow of the Institute of Civil Engineers and holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

J. Frithjof Skouveroe
Mr. Skouveroe joined the Board as a Non-executive Director in 1993. He is a member of the Audit Committee and the Governance and Nomination Committee. He has been in the offshore business since 1976. He was previously CEO of Stolt-Nielsen Seaway, a predecessor of the Company. Mr. Skouveroe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in the start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr. Skouveroe is a Norwegian citizen.

Trond Westlie
Mr. Westlie has been a Non-executive Director of the Company since June 2004. He is Chairman of the Audit Committee and a member of the Compensation Committee. His current work is in the Telecommunication sector as the Executive Vice President and Chief Financial Officer for the Telenor Group. He has previously long experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and management positions including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorised Public Auditor from Norges Handelshoyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. Mr. Westlie is a Norwegian citizen.

[GRAPHIC OMITTED] DnBNOR

To Shareholders of Acergy S.A.

Our ref.                                                     Date
Registrars Department/ij                                     Oslo, April 7, 2009

                                   ACERGY S.A.
                   VOTING ANNUAL GENERAL MEETING MAY 22, 2009

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote for your shares at this Annual General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy form. When properly executed, the proxy will be voted in the manner directed therein, or if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than May 11, 2009, 12:00 hours Central European Time.


Yours sincerely,
for  DnB NOR Bank ASA
Registrars Department


Irene Johansen

DnB NOR Bank ASA Office Stranden 21, Oslo Postal address NO-0021 Oslo, Norway Telephone +47 91 50 30 00 Fax +47 22 94 90 20 www.dnbnor.no Register of Business Enterprises NO 984 851 006 MVA

Name
Address
City
Country

                                      PROXY
                                   ACERGY S.A.

           Proxy Solicited on behalf of the Board of Directors of the Company for Annual General Meeting May 22, 2009

The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Jean Cahuzac, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Annual General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg on Friday May 22, 2009 at 14:00 p.m. Local Time, and at any adjournments thereof, on all matters coming before said meeting.

-------- --------------------------------------- ------------------- -------------------- --------------------
1.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To consider (i) the report of Deloitte
         S.A., Luxembourg, Independent Auditors
         ("Reviseurs d'entreprises") on the
         unconsolidated and consolidated
         financial statements of the Company,
         (ii) the Report by the Board of
         Directors of the Company, in respect of
         the consolidated and unconsolidated
         financial statements of the Company for
         the fiscal year ended November 30,
         2008.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
2.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To approve the unconsolidated balance
         sheet and statements of profit and loss
         of the Company for the fiscal year
         ended November 30, 2008.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
3.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To approve the consolidated balance
         sheet and statements of operations of
         the Company for the fiscal year ended
         November 30, 2008.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
4.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To discharge the Board of Directors of
         the Company in respect of the proper
         performance of their duties for the
         fiscal year ended November 30, 2008.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
5.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To authorise the Company, or any
         wholly-owned subsidiary, to purchase
         Common Shares of the Company, from time
         to time in the open market and in
         privately negotiated transactions up to
         a maximum of 10% of the issued Common
         Shares net of the Common Shares
         previously repurchased and still held,
         at a price reflecting such open market
         price and on such other terms as shall
         be determined by the Board of Directors
         of the Company, provided (a) the
         maximum price to be paid for such
         Common Shares shall not exceed the
         average closing price for such Common
         Shares on the Oslo Stock Exchange (or
         the average closing price for American
         Depositary Shares (ADSs) on the Nasdaq
         Global Select Market, if applicable)
         for the five most recent trading days
         prior to such purchase and b) the
         minimum price to be paid for such
         Common Shares shall not be less than
         the par value (i.e. U.S. $2.00 per
         share) thereof and further provided
         such purchases are in conformity with
         Article 49-2 of the Luxembourg Company
         Law, such authorisation being granted
         for purchases completed on or before
         August 31, 2010.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
6.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To elect 6 Directors of the Company to
         hold office until the next Annual
         General Meeting of Shareholders and
         until their respective successors have
         been duly elected. The proposal is to
         (a) re-elect Mr. Jean Cahuzac, Mr. Tom
         Ehret, Sir Peter Mason, Mr. J. Frithjof
         Skouveroe and Mr. Trond Westlie as
         Directors and (b) to elect Dr. Thorleif
         Enger as a new Director.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
7.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To elect Independent Auditors
         ("Reviseurs d'entreprises") to audit
         the unconsolidated and consolidated
         financial statements, of the Company,
         for a term to expire at the next Annual
         General Meeting of Shareholders.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
8.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To approve the determination of
         dividends of the Company for the fiscal
         year ended November 30, 2008, namely
         approval of the recommendation of the
         Board of Directors of the Company of
         payment of a final dividend of U.S.
         $0.22 per Common Share, payable on June
         12, 2009 to Shareholders (and June 17,
         2009 for holders of ADR's) of record as
         of May 28, 2009. (Note: The first
         trading date ex-dividend will be May
         26, 2009).
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
9.                                                      FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To approve to renew article 5 of the
         Articles of Incorporation and grant
         authority to the Board of Directors to
         issue new shares and not to offer such
         shares to existing shareholders on a
         pre-emptive basis as proposed by the
         Board of Directors in the notice.
-------- --------------------------------------- ------------------- -------------------- --------------------

-------- --------------------------------------- ------------------- -------------------- --------------------
10.                                                     FOR                AGAINST              ABSTAIN
-------- --------------------------------------- ------------------- -------------------- --------------------
         To authorise the Board of Directors of
         the Company to cancel shares which have
         been bought back or which may be bought
         back from time to time by the Company
         or any indirect subsidiary thereof as
         the Board of Directors sees fit and to
         make all consequential changes to the
         Articles of Incorporation to reflect
         the cancellation in the number of
         issued Common Shares.
-------- --------------------------------------- ------------------- -------------------- --------------------


Signature(s)______________________________________         Date: _______________

     Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                     April 7, 2009

Depositary's Notice pertaining to the Annual General Meeting of Shareholders of Acergy S.A.

Issue:                Acergy S.A. / Cusip 00443E104

Country:              Luxembourg

Meeting Details:      Annual General Meeting of Shareholders - May 22, 2009
                      at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg. 2:00 PM Local Time.

Meeting Agenda:       The Company's Notice of Meeting and supporting materials,
                      including the Agenda is enclosed

Voting Deadline:      On or before May 8, 2009 at 2:00 PM (New York City time)

ADR Record Date:      March 31, 2009

Common: ADR ratio     1 Common Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Acergy S.A. ADR holders (the "Holders") are hereby notified of the Company's Annual General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the Annual General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting.

For further information, please contact:

Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
Corporate Actions

Tel:   212 250-1605
Fax:   212 797-0327
email: heidy.kashef@db.com

                                                 [GRAPHIC OMITTED] Deutsche Bank

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                  May 22, 2009

                           Please date, sign and mail
                             your proxy card in the
                                envelope provided
                              as soon as possible.

     Please detach along perforated line and mail in the envelope provided.

00030333300033033300 2                          052209

--------------------------------------------------------------------------------------------------------------------------------
  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                           FOR  AGAINST  ABSTAIN
                                              1.  To consider (i) the report of Deloitte S.A.,             [ ]    [ ]      [ ]
                                                  Luxembourg, Independent Auditors ("Reviseurs
                                                  d'entreprises") on the unconsolidated and consolidated
                                                  financial statements of the Company, (ii) the Report by
                                                  the Board of Directors of the Company, in respect of
                                                  the consolidated and unconsolidated financial
                                                  statements of the Company for the fiscal year ended
                                                  November 30, 2008.

                                              2.  To approve the unconsolidated balance sheet and          [ ]    [ ]      [ ]
                                                  statements of profit and loss of the Company for the
                                                  fiscal year ended November 30, 2008.

                                              3.  To approve the consolidated balance sheet and            [ ]    [ ]      [ ]
                                                  statements of operations of the Company for the fiscal
                                                  year ended November 30, 2008.

                                              4.  To discharge the Board of Directors of the Company in    [ ]    [ ]      [ ]
                                                  respect of the proper performance of their duties for
                                                  the fiscal year ended November 30, 2008.

                                              5.  To authorise the Company, or any wholly-owned            [ ]    [ ]      [ ]
                                                  subsidiary, to purchase Common Shares of the Company,
                                                  from time to time in the open market and in privately
                                                  negotiated transactions up to a maximum of 10% of the
                                                  issued Common Shares net of the Common Shares
                                                  previously repurchased and still held, at a price
                                                  reflecting such open market price and on such other
                                                  terms as shall be determined by the Board of Directors
                                                  of the Company, provided (a) the maximum price to be
                                                  paid for such Common Shares shall not exceed the
                                                  average closing price for such Common Shares on the
                                                  Oslo Stock Exchange (or the average closing price for
                                                  American Depositary Shares (ADSs) on the Nasdaq Global
                                                  Select Market, if applicable) for the five most recent
                                                  trading days prior to such purchase and b) the minimum
                                                  price to be paid for such Common Shares shall not be
                                                  less than the par value (i.e. U.S. $2.00 per share)
                                                  thereof and further provided such purchases are in
                                                  conformity with Article 49-2 of the Luxembourg Company
                                                  Law, such authorisation being granted for purchases
                                                  completed on or before August 31, 2010.

                                              6.  To elect 6 Directors of the Company to hold office       [ ]    [ ]      [ ]
                                                  until the next Annual General Meeting of Shareholders
                                                  and until their respective successors have been duly
                                                  elected. The proposal is to (a) re-elect Mr. Jean
                                                  Cahuzac, Mr. Tom Ehret, Sir Peter Mason, Mr. J.
                                                  Frithjof Skouveroe and Mr. Trond Westlie as Directors
                                                  and (b) to elect Dr. Thorleif Enger as a new Director.

                                              7.  To elect Independent Auditors ("Reviseurs                [ ]    [ ]      [ ]
                                                  d'entreprises") to audit the unconsolidated and
                                                  consolidated financial statements, of the Company, for
                                                  a term to expire at the next Annual General Meeting of
                                                  Shareholders.

                                              8.  To approve the determination of dividends of the         [ ]    [ ]      [ ]
                                                  Company for the fiscal year ended November 30, 2008,
                                                  namely approval of the recommendation of the Board of
                                                  Directors of the Company of payment of a final dividend
                                                  of U.S. $0.22 per Common Share, payable on June 12,
                                                  2009 to Shareholders (and June 17, 2009 for holders of
                                                  ADR's) of record as of May 28, 2009. (Note: The first
                                                  trading date ex-dividend will be May 26, 2009).

                                              9.  To approve to renew article 5 of the Articles of         [ ]    [ ]      [ ]
                                                  Incorporation and grant authority to the Board of
                                                  Directors to issue new shares and not to offer such
                                                  shares to existing shareholders on a pre-emptive basis
                                                  as proposed by the Board of Directors in the notice.

                                              10. To authorise the Board of Directors of the Company to    [ ]    [ ]      [ ]
                                                  cancel shares which have been bought back or which may
                                                  be bought back from time to time by the Company or any
                                                  indirect subsidiary thereof as the Board of Directors
                                                  sees fit and to make all consequential changes to the
                                                  Articles of Incorporation to reflect the cancellation
                                                  in the number of issued Common Shares.
---------------------------------------------
To change the address on your account,   [ ]
please check the box at right and
indicate your new address in the
address space above. Please note that
changes to the registered name(s) on
the account may not be submitted via
this method.
---------------------------------------------


Signature of Shareholder ___________________  Date:___________  Signature of Shareholder ____________________  Date:_________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                  May 22, 2008

                            PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy
card in the envelope provided as soon as possible.

               -OR-

TELEPHONE - Call toll-free 1-800-PROXIES
(1-800-776-9437) in the United States or        COMPANY NUMBER ___________
1-718-921-8500 from foreign countries
and follow the instructions. Have your          ACCOUNT NUMBER ___________
proxy card available when you call.

               -OR-

INTERNET - Access "www.voteproxy.com"
and follow the on-screen instructions.
Have your proxy card available when you
access the web page.

You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time on May 7, 2009.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030333300033033300 2                                  052209

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   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           FOR  AGAINST  ABSTAIN
                                              1.  To consider (i) the report of Deloitte S.A.,             [ ]    [ ]      [ ]
                                                  Luxembourg, Independent Auditors ("Reviseurs
                                                  d'entreprises") on the unconsolidated and consolidated
                                                  financial statements of the Company, (ii) the Report by
                                                  the Board of Directors of the Company, in respect of
                                                  the consolidated and unconsolidated financial
                                                  statements of the Company for the fiscal year ended
                                                  November 30, 2008.

                                              2.  To approve the unconsolidated balance sheet and          [ ]    [ ]      [ ]
                                                  statements of profit and loss of the Company for the
                                                  fiscal year ended November 30, 2008.

                                              3.  To approve the consolidated balance sheet and            [ ]    [ ]      [ ]
                                                  statements of operations of the Company for the fiscal
                                                  year ended November 30, 2008.

                                              4.  To discharge the Board of Directors of the Company in    [ ]    [ ]      [ ]
                                                  respect of the proper performance of their duties for
                                                  the fiscal year ended November 30, 2008.

                                              5.  To authorise the Company, or any wholly-owned            [ ]    [ ]      [ ]
                                                  subsidiary, to purchase Common Shares of the Company,
                                                  from time to time in the open market and in privately
                                                  negotiated transactions up to a maximum of 10% of the
                                                  issued Common Shares net of the Common Shares
                                                  previously repurchased and still held, at a price
                                                  reflecting such open market price and on such other
                                                  terms as shall be determined by the Board of Directors
                                                  of the Company, provided (a) the maximum price to be
                                                  paid for such Common Shares shall not exceed the
                                                  average closing price for such Common Shares on the
                                                  Oslo Stock Exchange (or the average closing price for
                                                  American Depositary Shares (ADSs) on the Nasdaq Global
                                                  Select Market, if applicable) for the five most recent
                                                  trading days prior to such purchase and b) the minimum
                                                  price to be paid for such Common Shares shall not be
                                                  less than the par value (i.e. U.S. $2.00 per share)
                                                  thereof and further provided such purchases are in
                                                  conformity with Article 49-2 of the Luxembourg Company
                                                  Law, such authorisation being granted for purchases
                                                  completed on or before August 31, 2010.

                                              6.  To elect 6 Directors of the Company to hold office       [ ]    [ ]      [ ]
                                                  until the next Annual General Meeting of Shareholders
                                                  and until their respective successors have been duly
                                                  elected. The proposal is to (a) re-elect Mr. Jean
                                                  Cahuzac, Mr. Tom Ehret, Sir Peter Mason, Mr. J.
                                                  Frithjof Skouveroe and Mr. Trond Westlie as Directors
                                                  and (b) to elect Dr. Thorleif Enger as a new Director.

                                              7.  To elect Independent Auditors ("Reviseurs                [ ]    [ ]      [ ]
                                                  d'entreprises") to audit the unconsolidated and
                                                  consolidated financial statements, of the Company, for
                                                  a term to expire at the next Annual General Meeting of
                                                  Shareholders.

                                              8.  To approve the determination of dividends of the         [ ]    [ ]      [ ]
                                                  Company for the fiscal year ended November 30, 2008,
                                                  namely approval of the recommendation of the Board of
                                                  Directors of the Company of payment of a final dividend
                                                  of U.S. $0.22 per Common Share, payable on June 12,
                                                  2009 to Shareholders (and June 17, 2009 for holders of
                                                  ADR's) of record as of May 28, 2009. (Note: The first
                                                  trading date ex-dividend will be May 26, 2009).

                                              9.  To approve to renew article 5 of the Articles of         [ ]    [ ]      [ ]
                                                  Incorporation and grant authority to the Board of
                                                  Directors to issue new shares and not to offer such
                                                  shares to existing shareholders on a pre-emptive basis
                                                  as proposed by the Board of Directors in the notice.

                                              10. To authorise the Board of Directors of the Company to    [ ]    [ ]      [ ]
                                                  cancel shares which have been bought back or which may
                                                  be bought back from time to time by the Company or any
                                                  indirect subsidiary thereof as the Board of Directors
                                                  sees fit and to make all consequential changes to the
                                                  Articles of Incorporation to reflect the cancellation
                                                  in the number of issued Common Shares.
---------------------------------------------
To change the address on your account,     [ ]
please check the box at right and
indicate your new address in the address
space above. Please note that changes to
the registered name(s) on the account
may not be submitted via this method.
---------------------------------------------


Signature of Shareholder ___________________  Date:___________  Signature of Shareholder ____________________  Date:_________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                      PROXY
                                   ACERGY S.A.

     Proxy Solicited on behalf of the Board of Directors of the Company for
                       Annual General Meeting May 22, 2009

     The Annual General Meeting of Shareholders of Acergy S.A. (the "Company"), a Societe Anonyme Holding RCS Lux B 43172 having its Registered Office at 412F, route d'Esch, L-2086 Luxembourg, will be held at the offices of Services Generaux de Gestion S.A., 412F, route d'Esch, L-2086 Luxembourg, on Friday May 22, 2009 at 2 p.m., for the following purposes:

                (Continued and to be signed on the reverse side)

COMMENTS: